SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

Wayne Wirtz, Esq.

AT&T Inc.

208 S. Akard St.,

Dallas, Texas 75202

210-821-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2019

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS AT&T Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,471,648 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,471,648 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,471,648 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (See Item 2)

(1)

Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64.1% of the outstanding shares of CME Common Stock, as of March 28, 2019, as disclosed in the Issuer’s definitive proxy statement on Schedule 14A as filed on April 9, 2019. Excluding the 100,926,996 shares of Class A Common Stock covered by the 2019 Proxies (as defined in Item 6) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.4% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the 2019 Proxies) based on the shares of Class A Common Stock outstanding and the Series A Convertible Preferred Stock outstanding as of March 28, 2019, as disclosed in the Issuer’s definitive proxy statement on Schedule 14A as filed on April 9, 2019.

Page 3 of 8 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS Warner Media, LLC (as successor by merger to Time Warner Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,471,648 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,471,648 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,471,648 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)

(1)

Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64.1% of the outstanding shares of CME Common Stock, as of March 28, 2019, as disclosed in the Issuer’s definitive proxy statement on Schedule 14A as filed on April 9, 2019. Excluding the 100,926,996 shares of Class A Common Stock covered by the 2019 Proxies (as defined in Item 6) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.4% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the 2019 Proxies) based on the shares of Class A Common Stock outstanding and the Series A Convertible Preferred Stock outstanding as of March 28, 2019, as disclosed in the Issuer’s definitive proxy statement on Schedule 14A as filed on April 9, 2019.

Page 4 of 8 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS TW Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,471,648 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,471,648 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,471,648 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%[1]
14	TYPE OF REPORTING PERSON OO (See Item 2)

(1)

Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64.1% of the outstanding shares of CME Common Stock, as of March 28, 2019, as disclosed in the Issuer’s definitive proxy statement on Schedule 14A as filed on April 9, 2019. Excluding the 100,926,996 shares of Class A Common Stock covered by the 2019 Proxies (as defined in Item 6) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.4% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the 2019 Proxies) based on the shares of Class A Common Stock outstanding and the Series A Convertible Preferred Stock outstanding as of March 28, 2019, as disclosed in the Issuer’s definitive proxy statement on Schedule 14A as filed on April 9, 2019.

Page 5 of 8 Pages

SCHEDULE 13D

CUSIP No. G20045202

1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 273,471,648 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 273,471,648 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,471,648 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)

(1)

Excluding the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the 162,334,771 shares of Class A Common Stock the Reporting Persons beneficially own represented approximately 64.1% of the outstanding shares of CME Common Stock, as of March 28, 2019, as disclosed in the Issuer’s definitive proxy statement on Schedule 14A as filed on April 9, 2019. Excluding the 100,926,996 shares of Class A Common Stock covered by the 2019 Proxies (as defined in Item 6) and the shares of Class A Common Stock issuable upon the conversion of the Series B Convertible Redeemable Preferred Shares, the Reporting Persons may be deemed to have shared voting power with respect to 61,407,775 shares of Class A Common Stock and 1 share of Series A Convertible Preferred Stock, representing the power to vote 44.4% of the shares entitled to vote on matters voted on at a general meeting other than a Change of Control Event (as defined in the 2019 Proxies) based on the shares of Class A Common Stock outstanding and the Series A Convertible Preferred Stock outstanding as of March 28, 2019, as disclosed in the Issuer’s definitive proxy statement on Schedule 14A as filed on April 9, 2019.

Page 6 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 27 to Schedule 13D (“Amendment No. 27”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D, on June 28, 2013 by Amendment No. 12 to Schedule 13D, on March 7, 2014 by Amendment No. 13 to Schedule 13D, on March 28, 2014 by Amendment No. 14 to Schedule 13D, on May 7, 2014 by Amendment No. 15 to Schedule 13D, on November 20, 2014 by Amendment No. 16 to Schedule 13D, on October 7, 2015 by Amendment No. 17 to Schedule 13D, on November 17, 2015 by Amendment No. 18 to Schedule 13D, on February 29, 2016 by Amendment No. 19 to Schedule 13D, on April 26, 2016 by Amendment No. 20 to Schedule 13D, on May 11, 2016 by Amendment No. 21 to Schedule 13D, on March 16, 2017 by Amendment No. 22 to Schedule 13D, on February 14, 2018 by Amendment No. 23 to Schedule 13D, on May 10, 2018 by Amendment No. 24 to Schedule 13D (“Amendment No. 24”), on June 14, 2018 by Amendment No. 25 to Schedule 13D and on March 27, 2019 by Amendment No. 26 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company, organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “TW Reporting Persons”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 27 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at O’Hara House, 3 Bermudiana Road, Hamilton, Bermuda. As provided in the Joint Filing Agreement filed as Exhibit No. 99.55 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), to file one Statement on Schedule 13D with respect to their ownership of the Class A Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

On April 25, 2019 each of Warner Media, LLC (as successor by merger to Time Warner) and TW Holdings B.V. granted each director of the Company who is “independent” (as determined under Part 229.407 of Title 17 of the United States of America Code of Federal Regulations) a standing proxy/authorization (the “2019 TW Proxy” and “2019 TW Holdings Proxy”, as applicable, and collectively, the “2019 Proxies”) in substantially the same form as the Initial Proxies (as defined in Amendment No. 24), to remain effective for twelve (12) months, from the date of the 2019 Proxies. Pursuant to the 2019 Proxies, each of Warner Media, LLC and TW Holdings B.V. appointed such directors as their agents to vote the shares of Class A Common Stock covered by the applicable 2019 Proxy (23,700,000 shares of Class A Common Stock in the case of the 2019 TW Proxy, and 77,226,996 shares of Class A Common Stock in the case of the 2019 TW Holdings Proxy) at any general meeting of the Issuer in the same proportion as votes cast at such meeting in respect of shares not subject to the 2019 Proxies. The 2019 Proxies remain effective for the term, unless the applicable grantor and its affiliates cease to beneficially own a majority of the voting equity securities of the Issuer, in which case, the 2019 Proxies terminate automatically. The 2019 Proxies do not apply to any general meeting that has been convened to vote on, among any other matters, a Change of Control Event (as defined in the applicable 2019 Proxy). Warner Media, LLC and TW Holdings B.V. will retain their ability to vote the shares of Class A Common Stock covered by the 2019 TW Proxy and 2019 TW Holdings Proxy at any such meeting, subject to the terms of the Proxy Agreement.

Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following documents as exhibits:

Exhibit Description

99.56	Standing Proxy/Authorization, dated as of April 25, 2019, delivered by Warner Media, LLC to the Issuer.

99.57	Standing Proxy/Authorization, dated as of April 25, 2019, delivered by Time Warner Media Holdings B.V. to the Issuer.

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2019

AT&T INC.,

by	/s/ David R. McAtee II
Name:	David R. McAtee II
Title:	Sr. EVP & General Counsel

WARNER MEDIA, LLC,

by	/s/ Priya Dogra
Name:	Priya Dogra
Title:	Executive Vice President, Strategy and Corporate Development

TW MEDIA HOLDINGS LLC,

by	/s/ Priya Dogra
Name:	Priya Dogra
Title:	President

TIME WARNER MEDIA HOLDINGS B.V.,

by	/s/ Manuel Urrutia
Name:	Manuel Urrutia
Title:	Managing Director